Exhibit 99.1

SolarBank Expands into the projected $395 Billion Data Center Market as Developer and Strategic Partner

Toronto, Ontario, November 7, 2024 — SolarBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: GY2) (“SolarBank” or the “Company”) , a leading provider of renewable energy solutions, announces its strategic expansion into the rapidly growing data center market. In alignment with its commitment to harnessing clean energy technologies, SolarBank intends to pursue opportunities as a developer, owner, and strategic partner in data center infrastructure, supporting the demand for high-performance, sustainable energy solutions within the sector.

Entering a Booming Sector

The global data center market, projected to reach $395 billion by 2030(1), has seen exponential growth driven by surging demand for cloud computing, artificial intelligence, big data analytics, and the Internet of Things (IoT). The industry’s vast energy requirements underscore an urgent need for scalable, eco-friendly solutions — a need that SolarBank is uniquely positioned to fulfill with its expertise in renewable energy.

Industry Leaders and Investment Trends

SolarBank’s entry into the data center sector places it alongside leading global companies, including Amazon, Microsoft, Google, Facebook (Meta Platforms), and Apple—all Fortune 500 companies that are heavily invested in expanding data center capacity. Collectively, these tech giants have invested over $100 billion in data center infrastructure over the past five years, with each committed to advancing sustainable and energy-efficient operations to meet worldwide data demands.

Prominent data center providers such as Equinix, Digital Realty, and CyrusOne have also made substantial investments to address the digital economy’s need for resilient and efficient data facilities. SolarBank’s focus on sustainability aligns well with the priorities of these industry leaders as they work toward reducing environmental impact.

Strategic Partnerships and Future Plans

As SolarBank expands into this market, it is actively exploring partnerships and ownership opportunities with key players in data center infrastructure. By leveraging partnerships and its own development capabilities, SolarBank aims to deliver energy-efficient, carbon-reducing data center solutions that support both immediate needs and long-term growth.

“Expanding into the data center business aligns with our vision of creating a resilient and sustainable energy grid,” said Richard Lu, CEO of SolarBank. “Our experience in renewable energy will enable us to deliver energy-efficient, carbon-reducing data centers to support today’s data needs and tomorrow’s technological advancements. As the world accelerates toward a future driven by AI, automation, and clean energy, SolarBank remains committed to delivering innovative, scalable solutions that not only power industries but also empower communities.”

Commitment to Sustainability and Innovation

SolarBank’s foray into the data center market underscores its dedication to integrating renewable energy into diverse and emerging markets. As part of its commitment to sustainable energy, SolarBank aims to reduce the overall carbon footprint of data infrastructure, advancing both corporate goals and broader environmental impact. The Company’s expansion reflects its strategic vision to foster innovation and support a sustainable future through clean energy integration.

There are several risks associated with the development of any data center. SolarBank is expanding into the data center industry but it does not currently have any data center projects under development or that it has secured rights to. SolarBank does not have any contracts with the parties mentioned in this news release. It is in discussions with various other parties regarding potential data center opportunities and will provide details in a future news release if an agreement to acquire or develop a data center is concluded. The development of any data center project is subject to identification of a suitable project site, receipt of required permits, entry into contracts for construction and the use of the data center, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a data center. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for renewable energy, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the projects and statements made in this press release.

(1)

https://www.globenewswire.com/news-release/2024/09/18/2948009/28124/en/Data-Center-Accelerators-Strategic-Business-Research-Report-2024-Global-Market-to-Reach-395-Billion-by-2030-AI-Powered-Accelerators-Mark-Promising-Upheaval-with-Energy-Efficient-Da.html

(2)	All dollar values in this news release are in United States dollars

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Genny Nugent

Email: genny.nugent@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth of the data center market; the Company’s expansion into the data center market, including its pursuit of opportunities as a developer, owner, and strategic partner in data center infrastructure; supporting the demand for high-performance, sustainable energy solutions within the sector; the delivery of energy-efficient, carbon-reducing data center solutions that support both immediate needs and long-term growth; the completion of any contracts for, or construction of, any data center; the receipt of interconnection approval, permits and financing to be able to construct the Project; the receipt of incentives for the Project; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any resurgence of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.